Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our Certificate of Incorporation and Bylaws, each as they are expected to be in effect upon the consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our Class A common stock, you should read our Certificate of Incorporation and Bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

At or prior to the consummation of this offering, we will file our Certificate of Incorporation and adopt our Bylaws. Our Certificate of Incorporation will authorize capital stock consisting of:

•	115,000,000 shares of Class A common stock, par value $0.0001 per share;

•	25,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, with a par value per share that may be established by our board of directors in the applicable certificate of designations.

We are selling 6,002,575 shares of Class A common stock in this offering, which includes the conversion of outstanding convertible notes (6,802,575 shares if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholder). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing 19,015,825 shares of Class B common stock to the Members simultaneously with this offering (18,682,491 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Immediately following the consummation of this offering, we expect to have 6,002,575 shares of Class A common stock outstanding (6,802,575 shares if the underwriters exercise in full their option to purchase additional shares) and 19,015,825 shares of Class B common stock outstanding (18,682,492 shares if the underwriters exercise in full their option to purchase additional shares), assuming the automatic conversion of all outstanding convertible promissory notes into an aggregate of 669,242 shares of our Class A common stock and 2,247,425 shares of our Class B common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at a 20% discount to such offering price, immediately prior to the consummation of this offering.

The following summary describes the material provisions of our capital stock and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws and to the applicable provisions of the DGCL. We urge you to read our Certificate of Incorporation and our Bylaws, which are or will be filed as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our Certificate of Incorporation and our Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of our Class A common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our Certificate of Incorporation described in the section below entitled “Description of Capital Stock—Anti-Takeover Provisions” or as otherwise required by applicable law or our Certificate of Incorporation.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to our Class A common stock.

Class B Common Stock

Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of Class B Units held by RGF, LLC equity holders and the number of shares of Class B common stock issued to RGF, LLC equity holders. Shares of Class B common stock are transferable only together with an equal number of Class B Units. Shares of Class B common stock will be canceled on a one-for-one basis if we, at the election of a holder of Class B Units, redeem or exchange Class B Units of such person pursuant to the terms of the Exchange Agreement and the Operating Agreement.

Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our Certificate of Incorporation described in the section below entitled “Description of Capital Stock—Anti-Takeover Provisions” or as otherwise required by applicable law or our Certificate of Incorporation.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

Pursuant to the Operating Agreement, each holder of Class B common stock has agreed that (i) the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of Class B Units to the same person, and (ii) in the event the holder transfers any Class B Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person. Any such transfers must be made in compliance with the terms of our Certificate of Incorporation, the Bylaws, the Exchange Agreement, and the Operating Agreement, or such transfer may result in the Corporation disregarding the purported transfer and/or canceling such shares of Class B common stock.

Immediately following the consummation of this offering, the members of RGF, LLC holding Class B common stock may exchange their Class B Units and cancel an equivalent number of their shares of Class B common stock for newly issued shares of our Class A common stock or, at our option, redeem such Class B Units for cash.

Amendments to Charter Documents

Any amendment of our Certificate of Incorporation that gives holders of our Class B common stock (i) any rights to receive dividends or any other kind of distribution, (ii) any right to convert into or be exchanged for Class A common stock (excluding exchange rights with respect to Class B Units pursuant to the terms of the Exchange Agreement), or (iii) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, the Members will own 100% of our outstanding Class B common stock.

Preferred Stock

Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our Certificate of Incorporation that is expected to be in effect upon the consummation of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock, or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Forum Selection

Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state court action for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees, or agents to us or our stockholders, (iii) any action asserting a claim against RGF, Inc. or any director or officer thereof arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, our Certificate of Incorporation, or our Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of our Certificate of Incorporation or our Bylaws, or (v) any other action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Our Certificate of Incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, the provisions of our Certificate of Incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of the DGCL, or Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, operating results, financial condition, or prospects and result in a diversion of the time and resources of our employees, management, and board of directors.

Anti-Takeover Provisions

Our Certificate of Incorporation, our Bylaws, and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of us by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

These provisions include:

Classified Board

Our Certificate of Incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of the directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Certificate of Incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Immediately following the consummation of this offering, we expect that our board of directors will have six members.

No Stockholder Action by Written Consent

Our Certificate of Incorporation will preclude stockholder action by written consent.

Special Meetings of Stockholders

Our Certificate of Incorporation and Bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or the Executive Chairman. Our Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures

Our Bylaws will establish advance notice procedures for stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our Bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies

Our Certificate of Incorporation will provide that all directors may only be removed for cause, and only by the affirmative vote of holders of at least a majority in voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class. In addition, our Certificate of Incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Amendments

Our Certificate of Incorporation and Bylaws will provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our Certificate of Incorporation. Any amendment, alteration, rescission, or repeal of our Bylaws by our stockholders will require the affirmative vote of either (i) a majority of the Board of Directors, or (ii) stockholders representing at least 66-2/3% of the votes eligible to be cast in an election of directors of RGF, Inc. to vote on such amendment, alteration, change, addition, rescission, or repeal.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to Nasdaq listing standards. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our board of directors to issue shares of capital stock to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

We will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, or (iii) at or after the time the stockholder became an interested stockholder, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.

Our Bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification, and advancement provisions that will be included in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Corporate Opportunity Doctrine

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our Certificate of Incorporation will, to the maximum extent permitted from time to time by the DGCL, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its, his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage, or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our Certificate of Incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as our director or officer. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Certificate of Incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation involving us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares of capital stock as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares of capital stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have applied to have our Class A common stock listed on Nasdaq under the trading symbol “RGF.”